

KPMG LLP
1676 International Drive
McLean, VA 22102

Independent Accountants' Report on Applying Agreed-Upon Procedures

Automotive Rentals, Inc. (the "Company")
J.P. Morgan Securities LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
MUFG Securities Americas Inc.
Mizuho Securities USA LLC
(together, the "Specified Parties")

Re: ARI Fleet Lease Trust 2017-A

We have performed the procedures described below, which were agreed to by the Specified Parties, on specific attributes identified by the Company contained in an electronic data file entitled "8. Final Data Tape 04.13.17.xlsx" (the "Date File") provided to us on April 13, 2017 containing information on 20,577 automobile lease contracts as of March 31, 2017 (the "Leases") which we were informed are intended to be included as collateral in the offering of ARI Fleet Lease Trust 2017-A. The sufficiency of these procedures is solely the responsibility of the Specified Parties. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

Unless otherwise noted, the following definitions have been adopted in presenting our procedures and findings:

- The term "compared" means compared to the information shown and found it to be in agreement, unless otherwise stated. Such compared information was deemed to be in agreement if differences were attributable to rounding.

- The term "rounding" means that dollar amounts and percentages were within $1.00 and 0.1%, respectively.

- The term "Source Documents" means information provided or made available to us by the Company for each Sample Lease (defined below) including the Motor Vehicle Lease Agreement, Certificate of Title, Lien Statement, Application of Title or Lien Statement, Lease and Title Instructions, the Client Master Contract, the Company's Installment Database System, Certificate of Insurance Coverage, or the Certificate of Liability Insurance. We make no representation regarding the validity or accuracy of these documents or the execution of the Motor Vehicle Lease Agreement by the Lessee.

- The term "Titling Trust Owners Schedule" refers to the list of registered holders provided by the Company and attached to this report as Exhibit B.

- The term "Additional Insured Schedule" refers to the list of additional insured entities provided by the Company and attached to this report as Exhibit C.

The Company is responsible for the specified attributes identified by the Company in the Data File.

A. We were instructed by the Company to select a random sample of 150 Leases (each a "Sample Lease") from the Data File and to perform the following agreed-upon procedures on each Sample Lease. The Sample Leases are listed in Exhibit A attached hereto. For purposes of this procedure, the Company did not inform us as to the basis for how they selected the number of Leases that we were instructed to randomly select from the Data File.

B. We compared the following attributes on the Data File to the corresponding information appearing on or derived from the Source Documents. The Source Documents are listed in the order of priority until such attribute was agreed.

Attribute	Source Document(s)
Vehicle/Client Number	Motor Vehicle Lease Agreement
Current Principal Balance	Company's Installment Database System
Original Term to Maturity	Motor Vehicle Lease Agreement
Initial Payment Date	Motor Vehicle Lease Agreement
State of Title	Certificate of Title, Lien Statement, Application of Title or Lien Statement, or Lease and Title Instructions
"New" or "Used" Classification	Motor Vehicle Lease Agreement or Certificate of Title
Original Amount Financed	Motor Vehicle Lease Agreement
Monthly Payment	Motor Vehicle Lease Agreement
Interest Rate	Motor Vehicle Lease Agreement or Company's Installment Database System
Vehicle Make/Model	Motor Vehicle Lease Agreement
Management Fee	Motor Vehicle Lease Agreement, Company's Installment Database System, or Client Master Contract
Open/Close End Lease Type	Motor Vehicle Lease Agreement

We found the information listed in the Data File regarding the Sample Leases to be in agreement with the corresponding information in the Source Documents.

C. For each Sample Lease, we compared the name of the Owner as found on the Certificate of Title to the corresponding information in the Titling Trust Owners Schedule.

D. We obtained customer credit files (which contain information such as the customer's credit limit, rating and outstanding credit) from the Company for each of the Sample Leases and observed that an internal approval was provided (signed or stamped in the credit file) for each Sample Lease. We make no representation as to the validity of such approval.

E. We read the Motor Vehicle Lease Agreement for each of the Sample Leases and found that such Motor Vehicle Lease Agreements were signed. We make no representation as to the validity of the signature.

F. We obtained a list of all dispositions for 2016 from the Company that included the following information: (a) origination date, (b) customer name, (c) vehicle make/model, (d) original vehicle cost, (e) book value at sale, (f) sale date, (g) sale proceeds, and (h) TRAC adjustment amount. We randomly selected a Company-determined sample size of 40 dispositions from the 2016 list of dispositions and compared each of the above items (a), (b), (c), (d), (e), (f), and (g) to the Company's GDT internal accounting system of record and found them to be in agreement. We recomputed item (h) as the difference between items (e) and (g) and compared that amount to the Company's internal TRAC records for the amount billed/credited to the customer and found it to be in agreement.

G. The Company provided us with the single bank account number where collections were deposited. We then obtained the Company's account reconciliation report (dated December 31, 2016) and observed that the account number and balance agreed to the Company's general ledger system.

H. We read the Certificate of Insurance Coverage or the Certificate of Liability Insurance provided by the Company for each Sample Lease and found the additional insured party to be one of the names on the Additional Insured Schedule.

There were no conclusions that resulted from the procedures.

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. We were not engaged to, and did not, conduct an audit, examination, or review, the objective of which would be the expression of an opinion or conclusion on the specific attributes identified in the Data File. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

The procedures performed were applied based on the methodologies, assumptions, and information indicated in the Data File, Source Documents or other information provided by the Company, without verification or evaluation of such methodologies, assumptions, and information by us; therefore, we express no opinion or any other form of assurance regarding (i) the reasonableness of the methodologies, assumptions, or information provided to us by the Company, (ii) the physical existence of the Leases, (iii) the reliability or accuracy of the documents furnished to us by the Company which were used in our procedures, (iv) the adequacy of the disclosures in the Data File or as to whether any of the statements expressed therein omit any material facts, or (v) matters of legal interpretation.

The procedures performed were not intended to address, nor did they address: (i) the conformity of the origination of the Leases to stated underwriting or credit extension guidelines, standards, criteria or other requirements, (ii) the value of collateral securing any such Lease being securitized, (iii) the compliance of the originator of the Leases with federal, state, and local laws and regulations, or (iv) any other factor or characteristic of the Leases that would be material to the likelihood that the issuer of the asset-backed security will pay interest and principal in accordance with applicable terms and conditions. The procedures performed were not intended to satisfy any criteria for due diligence published by a nationally recognized statistical rating organization ("NRSRO").

The terms of our engagement are such that we have no obligation to update this report because of events and transactions that may subsequently occur.

This report is intended solely for the information and use of the Specified Parties. It is not intended to be and should not be used by any other person or entity, including investors and NRSROs, who are not identified in the report as Specified Parties but who may have access to this report as required by law or regulation.

/s/ KPMG LLP

May 5, 2017

Exhibit A

Sample Lease Number	Asset Type	Sample Lease Number	Asset Type	Sample Lease Number	Asset Type
1	CAR	51	LD TRUCK	101	CAR
2	MD TRUCK	52	CAR	102	LD TRUCK
3	LD TRUCK	53	LD TRUCK	103	LD TRUCK
4	LD TRUCK	54	LD TRUCK	104	LD TRUCK
5	HD TRUCK	55	LD TRUCK	105	MD TRUCK
6	MD TRUCK	56	LD TRUCK	106	CAR
7	LD TRUCK	57	LD TRUCK	107	LD TRUCK
8	LD TRUCK	58	LD TRUCK	108	HD TRUCK
9	LD TRUCK	59	LD TRUCK	109	LD TRUCK
10	LD TRUCK	60	MD TRUCK	110	CAR
11	LD TRUCK	61	LD TRUCK	111	LD TRUCK
12	LD TRUCK	62	LD TRUCK	112	LD TRUCK
13	LD TRUCK	63	HD TRUCK	113	CAR
14	LD TRUCK	64	LD TRUCK	114	LD TRUCK
15	MD TRUCK	65	LD TRUCK	115	LD TRUCK
16	MD TRUCK	66	CAR	116	LD TRUCK
17	LD TRUCK	67	CAR	117	LD TRUCK
18	CAR	68	LD TRUCK	118	LD TRUCK
19	LD TRUCK	69	LD TRUCK	119	LD TRUCK
20	CAR	70	HD TRUCK	120	CAR
21	LD TRUCK	71	EQUIPMENT	121	LD TRUCK
22	LD TRUCK	72	LD TRUCK	122	LD TRUCK
23	LD TRUCK	73	LD TRUCK	123	HD TRUCK
24	LD TRUCK	74	LD TRUCK	124	LD TRUCK
25	LD TRUCK	75	LD TRUCK	125	CAR
26	LD TRUCK	76	LD TRUCK	126	LD TRUCK
27	LD TRUCK	77	LD TRUCK	127	LD TRUCK
28	LD TRUCK	78	CAR	128	LD TRUCK
29	LD TRUCK	79	LD TRUCK	129	LD TRUCK
30	LD TRUCK	80	LD TRUCK	130	LD TRUCK
31	LD TRUCK	81	LD TRUCK	131	LD TRUCK
32	LD TRUCK	82	HD TRUCK	132	LD TRUCK
33	LD TRUCK	83	CAR	133	LD TRUCK
34	LD TRUCK	84	CAR	134	LD TRUCK
35	LD TRUCK	85	LD TRUCK	135	MD TRUCK
36	MD TRUCK	86	LD TRUCK	136	CAR
37	LD TRUCK	87	MD TRUCK	137	LD TRUCK
38	CAR	88	LD TRUCK	138	HD TRUCK
39	HD TRUCK	89	LD TRUCK	139	LD TRUCK
40	LD TRUCK	90	LD TRUCK	140	LD TRUCK
41	MD TRUCK	91	LD TRUCK	141	LD TRUCK
42	LD TRUCK	92	LD TRUCK	142	LD TRUCK
43	LD TRUCK	93	CAR	143	LD TRUCK
44	LD TRUCK	94	MD TRUCK	144	CAR
45	LD TRUCK	95	LD TRUCK	145	LD TRUCK
46	LD TRUCK	96	LD TRUCK	146	LD TRUCK
47	CAR	97	LD TRUCK	147	CAR
48	LD TRUCK	98	LD TRUCK	148	HD TRUCK
49	HD TRUCK	99	LD TRUCK	149	HD TRUCK
50	MD TRUCK	100	LD TRUCK	150	EQUIPMENT

Exhibit B

Sample Lease Number	Titling Trust Owner	Sample Lease Number	Titling Trust Owner	Sample Lease Number	Titling Trust Owner
1	ARI FLEET LT	51	ARI FLEET LT LSR	101	ARI FLEET
2	ARI FLEET LT	52	ARI FLEET LT	102	ARI FLEET
3	ARI FLEET LT	53	ARI FLEET LT	103	ARI FLEET
4	ARI FLEET LT	54	ARI FLEET LT LSR	104	ARI FLEET LT
5	ARI FLEET LT	55	ARI FLEET LT	105	ARI FLEET LT
6	ARI FLEET LT	56	ARI FLEET LT	106	ARI FLEET
7	ARI FLEET LT	57	ARI FLEET LT LSR	107	ARI FLEET LSR
8	ARI FLEET LT A BUSINESS TRUST	58	ARI FLEET LT	108	ARI FLEET
9	ARI FLEET LT	59	ARI FLEET LT INC	109	ARI FLEET
10	ARI FLEET LT	60	ARI FLEET LT	110	ARI FLEET
11	ARI FLEET LT	61	ARI FLEET LT LSR	111	ARI FLEET
12	ARI FLEET LT	62	ARI FLEET LT	112	ARI FLEET
13	ARI FLEET LT LSR	63	ARI FLEET LT	113	ARI FLEET
14	ARI FLEET LT	64	ARI FLEET LT	114	ARI FLEET
15	ARI FLEET LT	65	ARI FLEET LT	115	ARI FLEET LT
16	ARI FLEET LT	66	ARI FLEET LT	116	ARI FLEET LT
17	ARI FLEET LT	67	ARI FLEET LT LSR	117	ARI FLEET
18	ARI FLEET LT	68	ARI FLEET LT	118	ARI FLEET
19	ARI FLEET LT	69	ARI FLEET LT	119	ARI FLEET
20	ARI FLEET LT	70	ARI FLEET LT	120	ARI FLEET
21	ARI FLEET LT	71	ARI FLEET LT INC	121	ARI FLEET
22	ARI FLEET LT LESSOR	72	ARI FLEET LT	122	ARI FLEET
23	ARI FLEET LT	73	ARI FLEET LT	123	LSE ARI FLEE
24	ARI FLEET LT LESSOR	74	ARI FLEET LT	124	ARI FLEET LT
25	ARI FLEET LT	75	ARI FLEET LT	125	ARI FLEET
26	ARI Fleet LT	76	ARI FLEET LT	126	ARI FLEET
27	ARI Fleet LT Inc-LSR	77	ARI FLEET LT	127	ARI FLEET
28	ARI Fleet LT	78	ARI FLEET LT	128	ARI FLEET LT LSR
29	ARI Fleet	79	ARI FLEET LT	129	ARI FLEET LT
30	ARI Fleet LT	80	ARI FLEET LT	130	ARI FLEET
31	ARI Fleet LT	81	ARI FLEET LT	131	ARI FLEET
32	ARI Fleet LT	82	ARI FLEET LT	132	ARI FLEET
33	ARI Fleet LT LSR	83	ARI FLEET LT	133	ARI FLEET
34	ARI Fleet LT	84	ARI FLEET LT	134	ARI FLEET
35	ARI Fleet LT	85	ARI FLEET LT	135	ARI FLEET
36	ARI Fleet LT	86	ARI FLEET LT	136	AUTOMOTI RENTALS I
37	ARI FLEET LT LSR	87	ARI FLEET LT	137	ARI FLEET
38	ARI FLEET LT LSR	88	ARI FLEET LT	138	ARI FLEET LT
39	ARI Fleet LT	89	ARI FLEET LT	139	ARI FLEET
40	ARI Fleet LT	90	ARI FLEET LT - LSR	140	ARI FLEET
41	ARI Fleet LT	91	ARI FLEET LT	141	AR FLEET
42	ARI FLEET LT INC	92	ARI FLEET LT	142	ARI FLEET LT
43	ARI Fleet LT	93	ARI FLEET LT	143	ARI FLEET
44	ARI FLEET LT	94	ARI FLEET LT	144	ARI FLEET
45	ARI FLEET LT	95	ARI FLEET LT INC	145	ARI FLEET
46	ARI FLEET LT	96	ARI FLEET LT LSR	146	ARI FLEET
47	ARI FLEET LT LSR	97	ARI FLEET LT	147	ARI FLEET
48	ARI FLEET LT	98	ARI FLEET LT	148	ARI FLEET
49	ARI FLEET LT LSR	99	ARI FLEET LT	149	ARI FLEET
50	ARI FLEET LT	100	ARI FLEET LT	150	ARI FLEET LT

		Exhibit C			
Sample Lease Number	**Additional Insured**	**Sample Lease Number**	**Additional Insured**	**Sample Lease Number**	**Additional Insured**
1	Automotive Rentals, Inc. and ARI Fleet LT	51	Automotive Rentals, Inc. and ARI Fleet LT	101	Automotive Rentals, Inc.
2	Automotive Rentals, Inc. and ARI Fleet LT	52	Automotive Rental, Inc.	102	Automotive Rentals Inc.
3	ARI Fleet LT and Automotive Rentals, Inc.	53	Automotive Rentals Inc.	103	ARI
4	ARI Fleet LT and ARI, Automotive Rentals, Inc.	54	Automotive Rentals, Inc. and ARI Fleet LT	104	Automotive Rentals, Inc. ARI Fleet LT
5	Automotive Rentals, Inc and ARI Fleet, LT	55	Automotive Resources International	105	ARI
6	Automotive Rentals, Inc. And ARI Fleet LT	56	ARI	106	ARI Fleet LT
7	Automotive Rentals, Inc. And ARI Fleet LT	57	Automotive Rentals, Inc.	107	Automotive Rentals, Inc. and ARI Fleet LT
8	Automotive Rentals, Inc. and ARI Fleet LT	58	ARI Fleet LT	108	Automotive Rentals Inc.
9	Automotive Rental, Inc.	59	Automotive Resources International	109	ARI Fleet LT and Automotive Rentals, Inc.
10	Automotive Rental, Inc.	60	Automotive Rentals, Inc. and ARI Fleet LT	110	ARI Fleet LT
11	Automotive Rentals, Inc. and ARI Fleet LT	61	ARI, Automotive Rentals, Inc. and ARI Fleet	111	Automotive Rentals, Inc. and ARI Fleet LT
12	Automotive Rentals, Inc. and ARI Fleet LT	62	Automotive Rentals, Inc. and ARI Fleet LT	112	ARI, Automotive Rentals Inc. and ARI Fleet LT
13	Automotive Rentals Inc & ARI Fleet LT	63	AUTOMOTIVE RENTALS, INC. AND ARI FLEET LT	113	Automotive Rentals, Inc.
14	ARI Fleet LT and Automotive Rentals, Inc.	64	Automotive Rentals, Inc. and ARI Fleet LT	114	ARI Fleet LT
15	Automotive Rentals, Inc. and ARI Fleet LT	65	Automotive Rentals, Inc. AND ARI Fleet LT.	115	ARI & ARI Fleet LT
16	Automotive Rentals, Inc. and ARI Fleet LT	66	Automotive Rental, Inc.	116	Automotive Rentals, Inc. and ARI Fleet LT
17	ARI, Automotive Rentals Inc., and ARI Fleet LT	67	ARI Fleet LT	117	Automotive Resources International
18	Automotive Rentals, Inc. & ARI Fleet LT	68	Automotive Resources International	118	Automotive Rentals Inc. & ARI Fleet LT
19	Automotive Rentals, Inc. and ARI Fleet LT	69	Automotive Rental, Inc.	119	Automotive Rentals Inc.
20	Automotive Rentals, Inc. & ARI Fleet LT	70	Automotive Rentals, Inc. and ARI Fleet LT	120	Automotive Rentals, Inc.
21	Automotive Rentals, Inc. and ARI Fleet LT	71	Automotive Rentals, Inc. and ARI Fleet LT	121	Automotive Rentals, Inc. And ARI Fleet LT
22	Automotive Rentals, Inc. and ARI Fleet LT	72	Automotive Rentals, Inc.	122	ARI & ARI Fleet LT
23	Automotive Rentals, Inc. & ARI Fleet LT	73	ARI	123	ARI
24	Automotive Rentals, Inc. and ARI Fleet LT	74	Automotive Rentals, Inc and ARI Fleet LT	124	ARI
25	ARI, Automotive Rentals Inc. and ARI Fleet LT	75	ARI Fleet LT	125	Automotive Rentals, Inc.
26	ARI, Automotive Rentals Inc. and ARI Fleet LT	76	Automotive Rentals, Inc. And ARI Fleet LT	126	Automotive Rentals Inc & ARI Fleet LT
27	Automotive Rental, Inc.	77	ARI	127	ARI Fleet LT and Automotive Rentals, Inc.
28	Automotive Rentals, Inc. and ARI Fleet LT	78	Automotive Rentals, Inc. and ARI Fleet LT	128	ARI Fleet LT
29	Automotive Rentals, Inc. and ARI Fleet LT	79	Automotive Rentals, Inc. and ARI Fleet LT	129	Automotive Rentals, Inc. And ARI Fleet LT
30	LTARI, Automotive Rentals, Inc. and ARI Fleet	80	ARI FLEET LT	130	Automotive Rental, Inc.
31	Automotive Rentals, Inc. and ARI Fleet LT	81	Automotive Rentals, Inc. and ARI Fleet LT	131	ARI, Automotive Rentals Inc and ARI Fleet LT
32	Automotive Rentals, Inc. and ARI Fleet LT	82	Automotive Rentals, Inc. ARI Fleet LT	132	ARI Fleet LT
33	Automotive Rentals, Inc.	83	ARI Fleet LT	133	Automotive Rentals, Inc. and ARI Fleet LT
34	Automotive Rentals, Inc. and ARI Fleet LT	84	Automotive Rentals, Inc. and ARI Fleet LT	134	Automotive Rentals, Inc
35	***Insured Copy***	85	ARI Fleet LT	135	Automotive Rentals, Inc. and ARI Fleet LT
36	Automotive Rentals, Inc. and ARI Fleet LT	86	Automotive Rentals, Inc. And ARI Fleet LT	136	Automotive Rentals, Inc. & ARI Fleet LT
37	ARI Fleet LT and Automotive Rentals Inc	87	Automotive Rentals, Inc. and ARI Fleet LT	137	ARI Fleet LT and Automotive Rentals, Inc.
38	ARI, Automotive Rentals Inc and ARI Fleet LT 4001 Leadenhail Road P.O. Box 5039	88	Automotive Rentals, Inc. and ARI Fleet LT	138	Automotive Rentals, Inc. And Ari Fleet Lt
39	Automotive Rentals, Inc. and ARI Fleet LT	89	Automotive Rentals, Inc and ARI Fleet LT	139	ARI Fleet LT and Automotive Rentals, Inc.
40	Automotive Rentals, Inc.	90	AUTOMOTIVE RENTALS INC	140	ARI & ARI Fleet LT
41	Automotive Rentals, Inc. and ARI Fleet LT	91	Automotive Rentals Inc.	141	Automotive Rentals, Inc. AND ARI Fleet LT.
42	ARI Fleet LT	92	Automotive Rental, Inc.	142	ARI, Automotive Rentals Inc and ARI Fleet LT
43	Automotive Rentals, Inc. and ARI Fleet LT	93	Automotive Rentals, Inc.	143	Automotive Rentals, Inc. and ARI Fleet LT
44	Automotive Rental, Inc.	94	Automotive Rentals, Inc. and ARI Fleet LT	144	ARI Fleet LT
45	ARI	95	Automotive Rentals, Inc.	145	ARI Fleet LT
46	Automotive Resources International	96	ARI	146	ARI, Automotive Rentals, Inc. and ARI Fleet LT
47	Automotive Resources International	97	Automotive Rentals, Inc. and ARI Fleet LT	147	Automotive Rentals Inc. & ARI Fleet LT

48	Automotive Rentals, Inc. And ARI Fleet LT	98	Automotive Rentals, Inc.	148	Automotive Rentals, Inc. and ARI Fleet LT
49	Automotive Rentals, Inc.	99	ARI Fleet LT	149	Automotive Rentals, Inc. & ARI Fleet LT
50	Automotive Rentals, Inc.	100	ARI Fleet LT	150	Automotive Rentals, Inc. And Ari Fleet Lt